                                                       Filed by Ziff-Davis, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company:  Ziff-Davis, Inc.
                                                   Commission File No. 001-14055



PRESS RELEASE

CONTACT:  Blaise Simpson
          CNET Networks, Inc.
          (415) 364-8447
          blaises@cnet.com
          ----------------

          Karen Wood
          CNET Networks, Inc.
          (415) 364-8473
          karenw@cnet.com
          ---------------

          Robert Borchert
          ZDNet
          (212)-503-3505
          robert_borchert@zdnet.com


                                                           FOR IMMEDIATE RELEASE


           CNET NETWORKS, INC. ACQUIRES ZDNET TO CREATE THE WORLD'S
             LEADING PLATFORM FOR BUYERS, SELLERS AND SUPPLIERS OF
                       TECHNOLOGY PRODUCTS AND SERVICES

      Creates 8th Largest Property on the Internet with Leading Technology
                             Sites in 23 Countries

San Francisco, Calif. July 19, 2000 - CNET Networks, Inc. (NASDAQ:CNET) and ZDNet today announced that they have signed a definitive merger agreement by which CNET will acquire ZDNet to create the global leader in providing technology information and related services to businesses and individuals across multiple platforms, including online, wireless devices, television, radio and print. Together the companies have an unduplicated online audience of 16.6 million unique monthly users and would rank as the eighth largest property on the Internet with a reach of 22 percent.* The move also makes CNET Networks one of the top global Internet companies, with a leading position in Europe and Asia.**

To effect the acquisition of ZDNet, CNET Networks will acquire the outstanding common stock of Ziff-Davis, Inc. Under the terms of the merger agreement, each share of ZD common stock (NYSE:ZD) will be converted into 0.3397 shares of CNET Networks common stock and each share of ZDNet common stock (NYSE:ZDZ) will be converted into 0.5932 shares of CNET Networks common stock. CNET expects to issue approximately 50 million shares of common stock in the transaction, valued at approximately $1.6 billion based on Tuesday's closing price. As a result, holders of Ziff-Davis stock will hold approximately 35 percent of the combined equity.

CNET TO ACQUIRE ZDNET/2

The transaction is subject to customary terms and conditions, including the approval of the shareholders of both companies and termination of the waiting period under the Hart-Scott-Rodino Act. Softbank, which owns a majority of the voting stock of Ziff-Davis, has agreed to vote its shares in favor of the transaction. Members of CNET's management representing approximately 20 percent of CNET's stock have also agreed to vote for the merger. The parties expect the transaction to close in the fourth quarter.

Prior to the completion of this merger and as a condition to the merger, Ziff-Davis, as previously announced, will spin off its trade show and conference business. Ziff-Davis simultaneously expects to pay a cash dividend of approximately $2.50 per ZD share to its ZD stockholders. The spin-off and cash dividend are expected to be completed in mid-August.

"Technology is driving the global economy," said Shelby Bonnie, CEO of CNET Networks, Inc. "Our vision is to provide trusted information and marketplaces for buyers and sellers of technology products. We supply the independent information they need to buy better, sell more efficiently, and be more productive in business. Our union accelerates our ability to participate in this multi-trillion dollar global market throughout the supply chain."

"We're creating a company with global reach and anticipated revenues in excess of half a billion dollars next year," said Dan Rosensweig, president and CEO of ZDNet, who will become president of CNET Networks, Inc. "Marketers will be able to target the most active buyers through our powerful, trusted brands, including ZDNet, CNET and mySimon. Both companies have set themselves apart by providing in-depth, award-winning information and services that facilitate transactions."

Masayoshi Son, President of Softbank said, "We enthusiastically support the union of these two industry leaders. The need for technology information is huge and growing on a global scale. This marriage fits perfectly with our vision to own significant stakes in the leaders in important categories on the Internet."

Global Leader

The combined entity will deliver world-class content and services under both the CNET and ZDNet brands in 23 countries around the world. ZDNet is a leading Web presence in global markets including Europe and Asia, with robust advertiser relationships outside of the United States. In the first quarter ended March 31, 2000, ZDNet's international sites accounted for nearly 10 percent of ZDNet's total net revenues.

"ZDNet's established international presence will quickly propel our combined company into a position of global leadership in technology media," continued Bonnie. "This is but one example of how we can lower the cost of future growth as a result of our joining forces."

CNET TO ACQUIRE ZDNET/3

Editorial Excellence

With the acquisition, CNET will extend its reputation as an award-winning, trusted source of original editorial content related to technology. ZDNet has been consistently recognized for its authoritative and comprehensive coverage of the technology industry, from news and analysis to product reviews, help and how-to information. The companies' combined product offerings span the spectrum of technology information and services including: 24x7 industry news; product reviews, specifications and prices; downloads; online help, and sites dedicated to enterprise computing and the channel, Web building, gaming, music, digital photography and more.

Global Trillion Dollar Market

According to Dataquest, global IT spending, including computer hardware, software and services, is expected to reach $1.4 trillion in 2000 and to grow at rate of 10-15 percent annually for the next three years. Together, CNET Networks and ZDNet would create the single largest venue on the Internet for reaching technology purchase decision-makers.

CNET and ZDNet intend to leverage complementary assets and relationships to take advantage of key growth sectors in the category, including expanding business-to-business marketplaces, and exploring new applications for wireless and broadband content delivery and channel expansion.

"Our efforts with respect to providing information and services within the IT supply channel, including CNET Data Services, our coupon and rebate programs, and recently announced Apollo acquisition, remain one of the most exciting growth areas for the company," says Bonnie. "With ZDNet's channel content and extensive databases of providers, we have strengthened our channel efforts significantly and opened up additional opportunities."

Profitable Internet Businesses

In the first quarter ended March 31, 2000, CNET Networks generated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $7.6 million on revenues of $44 million. For the same period, ZDNet reported EBITDA of $4.5 million on revenues of $36 million. According to Business Week, CNET and ZDNet are two of only 16 Internet companies that were profitable in 1999 or are expected to be profitable in 2000.***

Together, the companies derive revenue from multiple sources, including online, television, and radio advertising, lead fees, integration fees and license fees. With the acquisition, CNET will further diversify its revenue sources, with subscription revenues related to ZDNet's print business and its online learning business.

Together, the companies will have cash and marketable securities totaling approximately $600 million.

CNET TO ACQUIRE ZDNET/4

Strong Management Team

Combined, CNET and ZDNet will boast one of the deepest and most experienced management teams in the industry. Bonnie will continue as CEO of CNET Networks, with Rosensweig as president of CNET Networks. Richard Marino, currently president of CNET.com will be promoted to Chief Operating Officer of CNET Networks. Barry Briggs will continue as president of ZDNet and Josh Goldman as president of mySimon. A representative from Softbank will be joining the CNET Board of Directors.

Guidance

In 2001, CNET Networks, including ZDNet and mySimon, is expected to generate approximately $500 million in revenues and to expand EBITDA margins to approximately 25 percent, up from approximately 15 percent in the first quarter ended March 31, 2000.

About CNET Networks, Inc.

CNET Networks, Inc. (Nasdaq: CNET), is the trusted source of information for buyers, sellers, and suppliers around the world. CNET Networks, Inc. is a platform for two Internet brands, a computer product database, and television and radio programming for people and businesses. CNET, www.cnet.com, is an
                                                        ------------
indispensable source of knowledge about computers, the Internet and technology, serving millions of users each day. CNET's Web content has been localized for eight Asia Pacific markets: Hong Kong, Singapore, Malaysia, Japan, Korea, China, Taiwan and Australia. CNET's award-winning television and radio programs are broadcast in 100 countries worldwide, as well as on CNBC and other national distribution in the U.S. mySimon, www.mysimon.com, offers its users a valuable
                                  ---------------
online buying guide that covers more than 200 categories and over 2000 merchants. CNET Data Services (CDS) is the industry standard for information powering the computer and electronics sales and distribution channels. CNET Networks, Inc. currently has cash and marketable securities valued at more than a half-billion dollars.

About ZDNet

ZDNet (NYSE: ZDZ) operates the world's leading Web destination (www.zdnet.com) for people who want to buy, use and learn about technology. Part of a global network of technology-focused sites produced through local operations in 22 countries and in 14 languages. Winner of the Computer Press Association's Best Overall Online Site Award for two years in a row, ZDNet Sites consistently ranks among the top 20 Web properties in the United States in unique visitor reach, and the top 15 among the At Work audience according to Media Metrix. Its technology-interested audience ranges from consumers to IT professionals. ZDNet is headquartered in San Francisco.

Lazard Freres acted as financial advisor to CNET Networks, Inc. in the transaction. Morgan Stanley & Co. served as financial advisor to ZDNet.

                                     # # #

CNET TO ACQUIRE ZDNET/5

Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect" "anticipated" and "intend."

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that Ziff-Davis will not complete the spin-off of its events business, that regulatory approvals will not be obtained or that the stockholders of CNET will not approve the merger.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITDA margins are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; the inability to establish or renew relationships with commerce, advertising, marketing, technology, and content providers, and to the general risks associated with the companies' businesses. For risks about CNET's business see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, and for risks about Ziff-Davis's business, see its Form 10-K for the-year ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, as well as its definitive proxy statement dated February 7, 2000 and other SEC filings.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by CNET and Ziff-Davis. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by CNET and Ziff-Davis at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

Further information about proxy materials

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. You
                                                            ------------
may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

CNET, Ziff-Davis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of CNET and Ziff-Davis in favor of the merger. The directors and executive officers of CNET and their beneficial ownership of CNET common stock are set forth in the proxy statement for the 2000 annual meeting of CNET. You may obtain that proxy statement free of charge at the SEC's website,

www.sec.gov.  The directors and executive officers of Ziff-Davis include the
------------
following: Eric Hippeau, Jason E. Chudnofsky, Daniel L. Rosensweig, Masayoshi Son, Ronald D. Fisher, Jonathan D. Lazarus and Jerry Yang. Collectively, as of January 31, 2000, the directors and executive officers of Ziff-Davis may be deemed to beneficially own 70.04% of the outstanding shares of ZD Common Stock and 10.48% of the outstanding shares of ZDNet Common Stock. Security holders of CNET and Ziff-Davis may obtain additional information regarding the interests of the foregoing people by reading the proxy statement / prospectus when it becomes available.

E-MAIL TO ZIFF-DAVIS EMPLOYEES

To: ZDNet
cc:
Subject:  MEMO FROM DAN ROSENSWEIG re: CNET/ZDNet News

Good morning. By now, you've probably seen the news of the combination of the two leaders in the technology information space: CNET Networks Inc. and ZDNet. I know this comes as a surprise: the news dissemination laws affecting public companies mandate the strictest confidentiality. Now, though, we are dedicated to ensuring that you understand this development, and that we provide answers to your questions, to the best of our ability.

Before I explain how exciting, big and visionary this opportunity is, I'd like to take a minute to thank you. The road to independence has been a long one, and now we've learned that there's more than one way to get there. As I have always said, we have achieved our incredible success through our talent and hard work. Our union with CNET validates our success, in that it is viewed as the synergistic combination of two industry leaders in the technology information space. So thank you, for all of your hard work and energy, which has led us to this momentous time in our history.

The union of ZDNet and CNET accelerates our ability to achieve our vision of becoming a global leader in providing information for people who want to buy, use and learn about technology. The synergies between the two companies are huge. Combined, we can accelerate the success of our respective brands, bring more value to our marketing and business partners, and increase our ability to compete globally. Combined, we are now -- more than ever -- one of the premier Internet businesses in the world.

Here's a snapshot of the magnitude of our union: Combined, ZDNet and CNET expect to reach 16.6 million monthly unique users in the US, and expect to have annual revenues in excess of $500 million, and operating margins around 25 percent. Together, the new entity will be a leading global presence in 23 countries and 14 languages. By combining our strengths, we see an enormous opportunity for the ZDNet and CNET brands to further build out our B2C, B2B, wireless and channel initiatives.

This creates tremendous growth and expansion, and a global environment with new and exciting opportunities for employees. We are working on an information package that will anticipate your questions, and will continue to communicate with you in the days and months to come. We are establishing a Web site explicitly for the purpose of answering your questions, and will forward that URL as soon as it's ready. In addition, Shelby and I look forward to meeting as many of you as we can in person in a series of town halls across the world.

Again, I'm grateful for all you have done for ZDNet, and I'm excited about the future, for all of us. On a personal note, I've spent my entire career at one company, Ziff-Davis. I'm proud of what we've accomplished, our legacy, and I could not imagine a more exciting environment for the next phase of my career as the new President of CNET Networks Inc.

Dan Rosensweig

Further information about proxy materials

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. You
                                                            ------------
may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

CNET, Ziff-Davis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of CNET and Ziff-Davis in favor of the merger. The directors and executive officers of CNET and their beneficial ownership of CNET common stock are set forth in the proxy statement for the 2000 annual meeting of CNET. You may obtain that proxy statement free of charge at the SEC's website,

www.sec.gov.  The directors and executive officers of Ziff-Davis include the
------------
following: Eric Hippeau, Jason E. Chudnofsky, Daniel L. Rosensweig, Masayoshi Son, Ronald D. Fisher, Jonathan D. Lazarus and Jerry Yang. Collectively, as of January 31, 2000, the directors and executive officers of Ziff-Davis may be deemed to beneficially own 70.04% of the outstanding shares of ZD Common Stock and 10.48% of the outstanding shares of ZDNet Common Stock. Security holders of CNET and Ziff-Davis may obtain additional information regarding the interests of the foregoing people by reading the proxy statement / prospectus when it becomes available.